August 2, 2018

Robby Chang
Chief Financial Officer
Riot Blockchain, Inc.
202 6th Street, Suite 401
Castle Rock, CO 80104

       Re: Riot Blockchain, Inc.
           Current Report on Form 8-K filed October 4, 2017
           Response Letter dated March 26, 2018
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Form 10-K/A for the Fiscal Year Ended December 31, 2017 Form 10-Q for the Quarterly Period Ended March 31, 2018 Response Letter dated June 29, 2018
           File No. 001-33675

Dear Mr. Chang:

        We have reviewed your response letter dated June 29, 2018 and your amended Form 10-
K and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-K

General

1. We note your responses to comments 2, 13 and 14 in your letter dated June 29, 2018. We are not issuing additional comments with respect to these issues at this time. Our decision not to issue additional comments should not be interpreted to mean that we agree with your analysis.
Item 1. Business, page 3
 Robby Chang
FirstName LastNameRobby Chang
Riot Blockchain, Inc.
Comapany2018
August 2, NameRiot Blockchain, Inc.
August 2, 2018 Page 2
Page 2
FirstName LastName


2.       We acknowledge your revised disclosures in response to prior comment
5. Please
         reconcile your revised disclosures on page 5, which state that Logical Brokerage will initially serve as an exchange for Bitcoin and Ethereum, and your revised disclosures on page 6, which state that the the initial cryptocurrencies on Logical Brokerage will consist of Bitcoin, Bitcoin cash, Ethereum, and Litecoin. In addition, if you plan for the exchange to also be a platform for Litecoin and Bitcoin cash, please confirm that in future filings you will expand your second risk factor on page 27 to disclose your additional regulatory obligations if these cryptocurrencies are determined to be securities.
3.       We acknowledge your revised disclosure in response to prior comment 9.
However,
         please tell us, and in future filings, explain, what retail clients going through "multiple trusted and vetted third parties" to buy and sell on your planned exchange. means In addition, explain whether residents of Wyoming and Hawaii would be permitted to use the exchange platform during visits to other states, and if not, how you plan to limit their ability to do so. Lastly, tell us, and in future filings, explain your potential consequences if such residents are found to have used Logical Brokerage's services despite your efforts to prevent them from doing so.
4. We acknowledge your revised disclosure in response to prior comment 9. In future filings, please expand your disclosures to more fully discuss steps you have taken in preparing to launch your cryptocurrency exchange. In addition, if such launch is expected to require material commitments for capital expenditures or will have a material effect on your liquidity, revise to include these disclosures.
5. We acknowledge your revised disclosure in response to prior comment 4. In future filings, please expand your disclosure in the Business section to discuss your current or planned security and custodial practices with respect to your digital exchange.
Item 10. Directors, Named Executive Officers and Corporate Governance, page 44

6. We acknowledge your revised disclosure in response to prior comment 11 and reissue the comment as it does not describe the principal business of Sandstone Strategies. Please note that Item 403 (e) requires a description of the business background of each director, including the name and principal business of any corporation or other organization in which such director was employed or carried out his occupation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jacob Luxenburg at 202-551-2339 or Angela Connell at 202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any other questions.
 Robby Chang
Riot Blockchain, Inc.
August 2, 2018
Page 3



FirstName LastNameRobby Chang
                                     Division of Corporation Finance
Comapany NameRiot Blockchain, Inc.
                                     Office of Healthcare & Insurance
August 2, 2018 Page 3
cc:       Harvey Kesner, Esq.
FirstName LastName